SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1) 1


                        INTELLIGENT MEDICAL IMAGING, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45815T 10 6
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                                 (CUSIP Number)


                                ----------------












     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 45815T 10 6                      13G                 PAGE 2 OF 9 PAGES
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          TYCE M. FITZMORRIS, S.S. NO. ###-##-####

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [x]

 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.

          NUMBER OF            5.       SOLE VOTING POWER
           SHARES                                                      1,897,902
        BENEFICIALLY           6.       SHARED VOTING POWER
          OWNED BY                                                     NONE
            EACH               7.       SOLE DISPOSITIVE POWER
          REPORTING                                                    1,887,902
         PERSON WITH           8.       SHARED DISPOSITIVE POWER
                                                                       NONE

 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,897,902

10.       CHECK BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [ ]
          CERTAIN SHARES*

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          16.9%

12.       TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45815T 10 6                      13G                 PAGE 3 OF 9 PAGES


ITEM 1(A).   NAME OF ISSUER:
             Intelligent Medical Imaging, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

ITEM 2(A).   NAME OF PERSON FILING:
             Tyce M. Fitzmorris

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
             4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

ITEM 2(C).   CITIZENSHIP:
             U.S.A.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:
             Common Stock, $.01 par value per share

ITEM 2(E).   CUSIP NUMBER:
             45815T 10 6

ITEM 3.      Not Applicable

ITEM 4.      OWNERSHIP.

    (a)  Amount beneficially owned:
         1,897,902*
    (b)  Percent of class:
         16.9%
    (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote                    1,897,902*
         (ii) Shared power to vote or to direct the vote                    NONE
         (iii) Sole power to dispose or to direct the disposition of   1,887,902
         (iv) Shared power to dispose or to direct the disposition of       NONE

* The number of shares indicated as beneficially owned includes: (i) 10,000 shares held of record by Denee Shipley, Mr. Fitzmorris' daughter, who has granted Mr. Fitzmorris a voting proxy and right of first refusal with respect to the foregoing securities, and (ii) 1,245,000 shares held of record by Fitzmorris Family Investments Limited Partnership, the sole general partner of which is Fitzmorris Holdings, Inc. ("FHI"). Mr. Fitzmorris is the sole director, President and a majority shareholder of FHI.

CUSIP NO. 45815T 10 6                  13G                     PAGE 4 OF 9 PAGES

 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          FITZMORRIS HOLDINGS, INC., EIN 88-0373742

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                   (b)  [x]

 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION

           NV

          NUMBER OF            5.       SOLE VOTING POWER
           SHARES                                                 1,245,000
        BENEFICIALLY           6.       SHARED VOTING POWER
          OWNED BY                                                NONE
            EACH               7.       SOLE DISPOSITIVE POWER
          REPORTING                                               1,245,000
         PERSON WITH           8.       SHARED DISPOSITIVE POWER
                                                                  NONE

 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,245,000

10.       CHECK BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES   [ ]
          CERTAIN SHARES*

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.3%

12.       TYPE OF REPORTING PERSON*

          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45815T 10 6                     13G                  PAGE 5 OF 9 PAGES


ITEM 1(A).     NAME OF ISSUER:
               Intelligent Medical Imaging, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

ITEM 2(A).     NAME OF PERSON FILING:
               Fitzmorris Holdings, Inc.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               502 East John Street, Carson City, NV  89706

ITEM 2(C).     CITIZENSHIP:
               NV

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               Common Stock, $.01 par value per share

ITEM 2(E).     CUSIP NUMBER:
               45815T 10 6

ITEM 3.        Not Applicable

ITEM 4.        OWNERSHIP.

    (a)  Amount beneficially owned:
         1,245,000*
    (b)  Percent of class:
         11.3%
    (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote                     1,245,000
         (ii) Shared power to vote or to direct the vote                    NONE
         (iii) Sole power to dispose or to direct the disposition of   1,245,000
         (iv) Shared power to dispose or to direct the disposition of       NONE

* The number of shares indicated as beneficially owned consists of 1,245,000 shares held of record by Fitzmorris Family Investments Limited Partnership, the sole general partner of which is Fitzmorris Holdings, Inc.

CUSIP NO. 45815T 10 6                 13G                      PAGE 6 OF 9 PAGES

 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          FITZMORRIS FAMILY INVESTMENTS LIMITED PARTNERSHIP
          EIN 88-0379233

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)   [ ]
                                                                   (b)   [x]

 3.       SEC USE ONLY

 4.       CITIZENSHIP OR PLACE OF ORGANIZATION

          NV

          NUMBER OF            5.       SOLE VOTING POWER              1,245,000
           SHARES
        BENEFICIALLY           6.       SHARED VOTING POWER                 NONE
          OWNED BY
            EACH               7.       SOLE DISPOSITIVE POWER         1,245,000
          REPORTING
         PERSON WITH           8.       SHARED DISPOSITIVE POWER            NONE

 9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,245,000

10.       CHECK BOX IF THE  AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [ ]
          CERTAIN SHARES*

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.3%

12.       TYPE OF REPORTING PERSON*

          PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 45815T 10 6                  13G                     PAGE 7 OF 9 PAGES


ITEM 1(A).       NAME OF ISSUER:
                 Intelligent Medical Imaging, Inc.

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 4360 Northlake Blvd., Suite 214, Palm Beach Gardens, FL 33410

ITEM 2(A).       NAME OF PERSON FILING:
                 Fitzmorris Family Investments Limited Partnership

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 502 East John Street, Carson City, NV  89706

ITEM 2(C).       CITIZENSHIP:
                 NV

ITEM 2(D).       TITLE OF CLASS OF SECURITIES:
                 Common Stock, $.01 par value per share

ITEM 2(E).       CUSIP NUMBER:
                 45815T 10 6

ITEM 3.          Not Applicable

ITEM 4.          OWNERSHIP.

    (a)  Amount beneficially owned:
         1,245,000
    (b)  Percent of class:
         11.3%
    (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote                     1,245,000
         (ii) Shared power to vote or to direct the vote                    NONE
         (iii) Sole power to dispose or to direct the disposition of   1,245,000
         (iv) Shared power to dispose or to direct the disposition of       NONE

CUSIP NO. 45815T 10 6                  13G                     PAGE 8 OF 9 PAGES

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not applicable

ITEM 10.    CERTIFICATION.
            Not applicable

CUSIP NO. 45815T 10 6                  13G                     PAGE 9 OF 9 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 11, 1998
                                    ----------------------------------------
                                                               (Date)


                                    /s/Tyce M. Fitzmorris        (Signature)
                                    ----------------------------------------
                                       Tyce M. Fitzmorris       (Name/Title)


                                    February 11, 1998
                                    ----------------------------------------
                                                               (Date)


                                    /s/Tyce M. Fitzmorris      (Signature)
                                    ---------------------------------------
                                       Tyce M. Fitzmorris      (Name/Title)
                                       President of Fitzmorris Holdings, Inc.


                                    February 11, 1998
                                    ---------------------------------------
                                                               (Date)

                                    /s/Tyce M. Fitzmorris        (Signature)
                                   ----------------------------------------
                                       Tyce   M.   Fitzmorris   (Name/Title)
                                       President   of  Fitzmorris   Holdings,
                                       Inc.,   General Partner of Fitzmorris
                                       Family Investments Limited Partnership